February 13, 2019

Via Email

Vincent DiStefano

Lauren Hamilton

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street,

NW Washington, DC 20549

Re:	Response to SEC Staff Letter Dated October 4, 2018 - Highland Global Allocation Fund

Dear Mr. DiStefano and Ms. Hamilton:

On behalf of the Highland Global Allocation Fund (the “Fund”), this correspondence is being filed in response to the comments of the Securities and Exchange Commission’s (the “Commission”) staff (the “Staff”) provided on February 13, 2019 separately by you and Lauren Hamilton to Jon-Luc Dupuy of K&L Gates LLP regarding the (the “Registration Statement”) filed with the Commission on February 11, 2019. Reference is also made to correspondence filed in response to comments provided by you to Jon-Luc Dupuy on February 12, 2019 regarding the Registration Statement. References to page numbers are to pages of the Prospectus (the “Prospectus”) and the Statement of Additional Information (the “Statement of Additional Information”) as provided in the Fund’s Registration Statement. For your convenience, we have repeated your questions below in bold-face, which are immediately followed by responses provided on behalf of Highland Capital Management Fund Advisors, L.P. (“Highland” or the “Adviser”) or the Fund.

Disclosure Staff Comments

PROSPECTUS

1.

Initial Comment 1: Page 46 of the Prospectus discusses the treatment of the valuation of TerreStar Corporation (“TerreStar”) and the subsequent net asset value (“NAV”) error. Please specify whether the Fund will be reimbursed and/or made whole for such NAV error as of September 30, 2018.

Follow-up Comment: Please specify whether the Fund will be reimbursed and/or made whole for such NAV error for the period subsequent to September 30, 2018.

Response: The Adviser confirms that the Fund will be reimbursed and made whole for the NAV error and interest owed on the NAV error in the amount of approximately $5.25 million incurred as of September 30, 2018, through a combination of (i) the Adviser’s and the Fund’s insurance policy (the “Insurance Policy”), and (ii) Adviser reimbursements. The Adviser expects that after application of the Insurance Policy deductible, to be paid by the Adviser, the insurer will make payment this week or early the following week. The Adviser will offset against the accrued advisory fee balance, which has been escrowed in connection with the Fund’s conversion, overpayments of investment advisory fees of approximately $34,000, as well as pay any processing costs, which the Adviser has estimated to be approximately $100,000.

The Adviser anticipates that a smaller to insignificant TerreStar NAV error will exist for the period subsequent to September 30, 2018. This error amount is being evaluated and will be reprocessed, if necessary, in accordance with the Fund’s NAV Error Correction Procedures.

Accounting Staff Comments

2.

With reference to the Form N-CEN/A filed on February 13, 2019 with respect to Highland Funds II on behalf of its series Highland Global Allocation Fund, please file an amendment to reflect the conformed signature for the Auditor Control Letter provided by PricewaterhouseCoopers LLP.

Response: Highland Funds II on behalf of its series Highland Global Allocation Fund has filed an amended Form N-CEN with the conformed signature for the Auditor Control Letter provided by PricewaterhouseCoopers LLP as an exhibit.

3.

With reference to the Form N-CSR filed on February 11, 2019 with respect to Highland Funds II on behalf of its series Highland Global Allocation Fund, please file an amendment to include the any letter received from any accountant in connection with Item 304(a) of Regulation S-K.

Response: Highland Funds II on behalf of its series Highland Global Allocation Fund confirms that at that a copy of those letters was not available at the time of the filing of the N-CSR and this correspondence filing.

Highland Funds II on behalf of its series Highland Global Allocation Fund undertakes to file such letter when received as required by Item 304(a) of Regulation S-K.

PROSPECTUS

4.

With respect to Fee Table and the Expense Example located on pages 15 and 16, please revise both to reflect “the estimated costs of this offering borne by the Fund of $250,000” referenced in the introduction to the Expense Example.

Response: The Fund undertakes to revise the Fee Table and Expense Example to reflect the “the estimated costs of this offering borne by the Fund of $250,000” as follows (revisions are marked):

FEES AND EXPENSES OF THE FUND

Shareholder Transaction Expenses

Sales load (as a percentage of offering price)	— %
Offering expenses borne by holders of common shares (as a percentage of offering price)	0.07%
Dividend reinvestment and cash purchase plan fees	— %

EXAMPLE

1 Year	3 Years	5 Years	10 Years
$ 28~~7~~ 	$ 84~~3~~ 	$ 142~~1~~ 	$ 301~~0~~

5.

Also with respect Fee Table located on pages 15, please confirm the difference between the approximately 1.08% in “Other Expenses” from the Fund’s Annual Report to the 0.41% noted under “Remainder of other expenses” in the Fee Table.

Response: The lower 0.41% noted under “Remainder of other expenses” in the Fee Table reflects the removal of “Conversion Costs,” removal of “Distribution Fees,” and the reduction of “Transfer Agent Fees” by approximately 0.10%. Each of these differences is derived from the change in expenses from an open-end fund to a closed-end fund.

*        *        *         *        *        *

If you have any questions, please do not hesitate to contact us at (617) 261-3231 (George Zornada) or (617) 261-3146 (Jon-Luc Dupuy).

Sincerely,

/s/ George Zornada
George J. Zornada
K&L Gates LLP

cc:

(via email)

Paul Cellupica, Deputy Director and Chief Counsel, Division of Investment Management

Thomas Surgent, Deputy General Counsel and CCO of Highland Capital Management, L.P.

Frank Waterhouse, Treasurer, CFO, PEO and PAO of the Trust

Jason Post, Chief Compliance Officer of the Adviser and the Trust

Dustin Norris, Secretary and Trustee of the Trust

Jon-Luc Dupuy, K&L Gates LLP